VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

November 14, 2002

02060002

02 NOV 26 AM 10:12

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: ***Vanteck (VRB) Technology Corp***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, Vanteck's most recent regulatory filings.

Please do not hesitate to contact the writer should you wish further information.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Yours truly,
Vanteck (VRB) Technology Corp.

Susan L. Wilson,
Legal Assistant

dlw 11/26

82-34688

CONSENT TO ACT AS A DIRECTOR

Canada Business Corporations Act
Section 105

I, the undersigned, hereby consent to act as a Director of VANTECK (VRB) TECHNOLOGY CORP. until this consent is revoked by me in writing or until someone is elected or appointed in my place, whichever is first.

I hereby certify that:

1. I am not under the age of eighteen years;
2. I am not of unsound mind and have not been found so by a court in Canada or elsewhere;
3. I am not a person who is not an individual; or
4. I am not a person who has the status of bankrupt.

02 NOV 26 AM 10: 12

DATED this 1st day of November, 2002.

Vincenzo Sorace

Resident Address:

Suite 112 – 1288 Marinaside Crescent
Vancouver, B.C. V6Z 2W5

82-34688

CONSENT TO ACT AS A DIRECTOR

Canada Business Corporations Act
Section 105

I, the undersigned, hereby consent to act as a Director of VANTECK (VRB) TECHNOLOGY CORP. until this consent is revoked by me in writing or until someone is elected or appointed in my place, whichever is first.

I hereby certify that:

1. I am not under the age of eighteen years;

2. I am not of unsound mind and have not been found so by a court in Canada or elsewhere;

3. I am not a person who is not an individual; or

4. I am not a person who has the status of bankrupt.

DATED this 7th day of November, 2002.

Albert Gerry

Resident Address:

2347 129A Street

Surrey, BC

V4A 9H1

82-34686

JS 7619(1094)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria, BC V8W 9V3
Telephone (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 329(1Xc) COMPANY ACT

B. Certificate of Incorporation Number

A-42154

Office Use Only – Do Not Write in this Area

Freedom of Information and Protection of Privacy Act The personal information requested on this form is made available to the public under the authority of the *Company Act.* Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, BC V8V 9V3.

A. FULL NAME OF COMPANY

VANTECK (VRB) TECHNOLOGY CORP.

C. DATE OF CHANGE
Y M D

2002-11-08

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS (if any)
SORACE	VINCENZO
GERRY	ALBERT

E. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (if any)

F. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME & INITIAL (if any)	RESIDENTIAL ADDRESS (include postal/zip code)
FRASER	R. John	4 Muirfield Drive, Sunbury, Victoria, Australia
NICHOLSON	Donald	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5
McLAUCHLAN	David	20 Page Street, Albert Park, Victoria, Australia 3206
SORACE	Vincenzo	112 – 1288 Marinaside Crescent, Vancouver, B.C. V6Z 2W5
GERRY	Albert	2347 129A Avenue, Surrey, B.C. V4A 9H1

G. CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED

2002/11/12

A/007619000/12864.1

82-34688

Canada Business Corporations Act	Loi régissant les sociétés par actions de regime fédéral	Form 6 **NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS** (Sections 106 and 113)	Formulaire 6 **LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS** (Articles 106 et 113)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
SORACE, Vincenzo	November 8/02	112 – 1288 Marinaside Crescent, Vancouver, BC, V6Z 2W5	Y
GERRY, Albert	November 8/02	2347 129A Avenue, Surrey, BC, V4A 9H1	Y

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
R. John Fraser	4 Muirfield Drive, Sunbury, Victoria, Australia	No
Donald Nicholson	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5	Yes
David McLauchlan	20 Page Street, Albert Park, Victoria, Australia 3206	No
Vincenzo Sorace	112 – 1288 Marinaside Crescent, Vancouver, BC, V6Z 2W5	Yes
Albert Gerry	2347 129A Avenue, Surrey, BC, V4A 9H1	Yes

Date November 12, 2002 Signature [signature] Title CHIEF FINANCIAL OFFICER

DEPARTMENT ONLY

Filed

A/007619000/12352.1

83-34688

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Director Appointments and Technical Advisory Board

Vancouver, B.C. (November 8, 2002) – Vanteck (VRB) Technology Corp. ("Vanteck") is pleased to announce the appointment of Vincent M. Sorace and Albert Gerry as Directors of the Company. Mr. Vincent M. Sorace has extensive experience in strategic planning, business development and the capital markets. Mr. Albert Gerry holds a Master of Architecture from the University of Manitoba and is currently the President of Zappa Resources Ltd.

Vanteck is also pleased to announce the creation of a Technical Advisory Board and welcomes its first two members, Dr. Martha Schreiber and Timothy J.D. Hennessy.

Dr. Martha Schreiber holds Ph.D.'s from Delft University of Technology and Technical University of Vienna and holds a Diploma in applied chemistry. Dr. Schreiber is Head of business activities for Funktionwerkstoffe F & E GmbH, based in Burgenland, Austria, a government funded research and development firm. Dr. Schreiber is in charge of strategic business planning and management of innovative projects and structuring national and International co-operation with other research establishments and business enterprises. Dr. Schreiber has also served as a consultant for the Electric Power Research Institute, California.

Mr. Timothy Hennessy, who has a Master of Science & Engineering, a B.Sc. Engineering and a B. Comm. Majoring in Economics and Quantitative Management, has held positions including Senior Engineer/Divisional and Quality supply Manager – Eskom, V.P. of Energy Services Affiliate – PacifiCorp, V.P. of Engineering and Operations, Managing Director - Lectrix LLC., Founder and Principal of Power Quality Technology (PQT). Mr. Hennessy has extensive experience assessing designing and developing new technologies, project management, and financial modeling. Accomplishments include the creation and implementation of large-scale Power Quality Solutions, including superconductor energy storage and hybrid power-electronic solutions. Mr. Hennessy has also published and presented 20 international technical and economic papers as well as editing of the Power Quality Blue Book (South Africa), a text for engineers in industry.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

82-34688

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Press Release Correction

Vancouver, B.C. (November 4, 2002) – Vanteck (VRB) Technology Corp. ("Vanteck") reports that the November 1, 2002 press release incorrectly stated the price of the warrant at $0.12. The warrant will entitle the holder to acquire one common share of Vanteck at a price of $0.10 per unit for a period of one year.

Vanteck also wishes to clarify that the granting of 800,000 employee incentive stock options are for new directors, employees, principal consultants, and advisory board members, and that none were allocated to existing management and directors.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Update

Vancouver, B.C. (November 1, 2002) – Vanteck (VRB) Technology Corp. ("Vanteck") is pleased to announce that it has negotiated, subject to regulatory acceptance, a non-brokered private placement of 10 million units of Vanteck at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.12 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $1,000,000. The proceeds of the private placement will be used to fund the completion of the PacifiCorp project and general corporate use.

Vanteck also announced today, that a team from the University of New South Wales, Highveld Steel and Vanadium, and TSI-Eskom, managed by a major American engineering/construction contractor, will be completing the installation of the VRBPower System for PacifiCorp. Vanteck's former technical consultants, Telepower Australia, will not be returning to the site.

Vanteck also wishes to announce, subject to regulatory acceptance, the granting of 800,000 employee incentive stock options exercisable at $0.10. These options will be valid for a term of five years.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com